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Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez

Re:	Figure Technology Solutions, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 9, 2025
File No. 333-289695
Ladies and Gentlemen:
Figure Technology Solutions, Inc., a Nevada corporation (the “Company”), has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof an amendment (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement”). The Company previously filed the Registration Statement on August 18, 2025, as most recently amended by Amendment No. 4 to the Registration Statement filed on September 9, 2025. The Registration Statement has been revised to address the comments received from the staff of the Commission (the “Staff”) on the Registration Statement, by letter dated September 9, 2025, and to reflect certain other changes. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 5. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5. The responses and information described below are based upon information provided to us by the Company.
Figure Connect, page 193
1.We note your response to prior comment 3, as well as your disclosure that the Guarantor Vehicle has a minimum monthly loan commitment and the return on equity target is, at the current market, approximately 16%. With a view towards clarifying the impact of features that limit how much liquidity is provided by the Guarantor Vehicle,

September 10, 2025 Page 1
such as the minimum monthly loan commitment and return on equity target, please disclose the minimum monthly loan commitment and the approximate percentage of current HELOCs that would be excluded from purchase by the Guarantor Vehicle based on the current return on equity target.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 194.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, Figure Technology Solutions, Inc.
Macrina Kgil, Chief Financial Officer, Figure Technology Solutions, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, Figure Technology Solutions, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP